Joseph A. Herz
Tel. (212) 801-6926
Fax (212) 801-6400
herzj@gtlaw.com
August 17, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Coy Garrison

Re:	NorthStar Real Estate Income II, Inc.
Post-Effective Amendment No. 11
to the Registration Statement on Form S-11 (“Post-Effective Amendment No. 11”)
Filed August 7, 2015
File No. 333-185640
Dear Mr. Garrison:
On behalf of NorthStar Real Estate Income II, Inc., a Maryland corporation (the “Company”), we are submitting this letter in response to the oral comments received from the Staff (the “Staff”) of the Securities and Exchange Commission by telephone call to Judith Fryer on August 11, 2015 in connection with the above-referenced filing.
For the Staff’s convenience, the oral comments have been transcribed below, followed by the Company’s responses.

1.
 In the Prospectus Summary section of the prospectus, please repeat the statement that is currently on page 152 of Post-Effective Amendment No. 11 (or add a similar statement) with respect to the estimated maximum amount and length of time of payment of the distribution fee.

Response

The Company will add the requested disclosure to the Prospectus Summary section in a Pre-Effective Amendment No. 1 to the Post-Effective Amendment No. 11 (the “Amendment”). For ease of your review, the Company has attached hereto as Exhibit A a marked page reflecting this change.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
MetLife Building, 200 Park Avenue ■ New York, New York 10166 ■ Tel 212.801.9200 ■ Fax 212.801.6400

Securities and Exchange Commission
August 17, 2015

2.
In the Estimated Use of Proceeds section of Prospectus commencing on page 62 of Post-Effective Amendment No. 11, please add a footnote to the estimated use of proceeds table regarding the estimated use of proceeds with respect to Class T shares that discloses that the distribution fee is not included in the table and provides the amount of the distribution fee and how it is calculated and paid.

Response
The Company will add in the Amendment the requested disclosure in the “Estimated Use of Proceeds” section as a footnote to the table regarding the estimated use of proceeds with respect to Class T shares. For ease of your review, the Company has attached hereto as Exhibit B a marked page reflecting this change.

3.	Please note that updated financial statement and information would be required in any filing made after August 12, 2015.
The Company will include updated financial statements and information in the Amendment.
***
If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,
/s/ Joseph A. Herz
Joseph A. Herz

cc:	Jenny B. Neslin, Esq., NorthStar Real Estate Income II, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP

EXHIBIT A

Table of Contents

listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T shares held in a stockholder's account will automatically convert into Class A shares as of the last calendar day of the month in which the 10% limit on a particular account is reached. Stockholders will receive notice that their Class T shares have been converted into Class A shares in accordance with industry practice at that time, which we expect to be either a transaction confirmation from the transfer agent, notification from the transfer agent or notification through the next account statement following the conversion. With respect to the conversion of Class T shares into Class A shares, each Class T share will convert into an amount of Class A shares based on the respective net asset value per share of each class. We currently expect that the conversion will be on a one-for-one basis, as we expect the net asset value per share of each Class A share and Class T share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class T shares in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the net asset value per share of each Class T share. In the case of a Class T share purchased in the primary offering at a price equal to $9.45, the maximum distribution fee that may be paid on that Class T share, depending on other underwriting expenses, will be equal to approximately $0.50 per share, assuming a constant per share offering price or estimated net asset value, as applicable, of $9.45 per Class T share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the estimated net asset value of our Class T shares, this fee would be paid over approximately 5.25 years from the date of purchase, assuming a constant per share offering price or estimated net asset value, as applicable, of $9.45 per Class T share. See "Description of Capital Stock- Distributions."

The fees and expenses listed above will be payable on a class-specific basis. The per share amount of distributions on Class A shares and Class T shares will differ because of different class-specific expenses. Specifically, during the period when the Class T shares are subject to the distribution fee, distributions paid with respect to all Class T shares, including those issued pursuant to our DRP, will be lower than those paid with respect to Class A shares because the amount available for distributions on all Class T shares will be reduced by the amount of distribution fees payable with respect to the Class T shares issued in the primary offering. See "Questions and Answers About this Offering" and "Description of Capital Stock" for more information concerning the differences between the Class A shares and the Class T shares.

Investment Objectives

Our primary investment objectives are:

- to pay attractive and consistent current income through cash distributions; and
- to preserve, protect and return your capital contribution.

We will also seek to realize growth in the value of our investments and may optimize the timing of their sale.

Summary of Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully review the "Risk Factors" section of this prospectus which contains a detailed discussion of the material risks that you should consider before you invest in shares of our common stock. Some of the more significant risks relating to an investment in our shares include:

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EXHIBIT B

Table of Contents

investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class T shares:

	Maximum Primary Offering[1]		Maximum Primary Offering and Distribution	
	Amount	%	Amount	%
Gross Offering Proceeds	$ 300,000,000	100.00%	$ 330,000,000	100.00%
Less Offering Costs:				
Selling Commissions[3]	6,000,000	2.00%	6,000,000	1.82%
Dealer Manager Fee[3]	8,250,000	2.75%	8,250,000	2.50%
Organization and Offering Costs [4]	3,000,000	1.00%	3,300,000	1.00%
Net Proceeds	$ 282,750,000	94.25%	$ 312,450,000	94.68%
Less:				
Acquisition Fee [5]	$ 2,827,500	0.94%	$ 3,124,500	0.95%
Acquisition Expenses [6]	1,413,750	0.47%	1,562,250	0.47%
Initial Working Capital Reserve [7]	—	—	—	—
Estimated Amount Available for Investments [8]	$ 278,508,750	92.84%	$ 307,763,250	93.26%

(1) Assumes we sell the maximum of $300,000,000 in Class T shares in our primary offering, which represents 20% of the maximum offering amount, but issue no Class T shares pursuant to our DRP.

(2) Assumes we sell the maximum $300,000,000 in Class T shares in our primary offering, which represents 20% of the maximum primary offering amount, and issue $100,000,000 in Class T shares pursuant to our DRP, which represents 20% of the DRP offering amount.

(3) In addition to the selling commissions and dealer manager fees, we will pay our dealer manager distribution fees in an annual amount equal to 1.0% of the gross offering price per share (or, if we are no longer offering shares in a primary offering, the most recent gross offering price per share or the estimated per share value of Class T shares, if any has been disclosed) calculated on outstanding Class T shares purchased in our primary offering. The distribution fee will accrue daily and be paid monthly in arrears. We will cease paying distribution fees with respect to each Class T share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T share is no longer being outstanding; (iii) the dealer manager's determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions, distribution fees and any other underwriting compensation paid with respect to all Class A shares and Class T shares would be in excess of 10% of the gross proceeds of the primary portion of this offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, sales commissions, and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the primary Class T shares held in such account. If $1.5 billion in shares (consisting of $1.2 billion in Class A shares, at $10.00 per share, and $300 million in Class T shares, at $9.45 per share) is sold in this offering, then the maximum amount of distribution fees payable to our dealer manager is estimated to be $15.75 million, before the 10% underwriting compensation limit is reached. The distributions fees are not intended to be a principal use of offering proceeds and are not included in the above table. See "Plan of Distribution" for a description of these fees.

(4) See note 3 to the table above regarding the estimated use of proceeds with respect to Class A shares.

(45) We will pay our advisor or one of its affiliates an acquisition fee in an amount equal to up to 1% of the amount funded or allocated by us to originate or acquire CRE investments, including acquisition expenses and financing attributable to such investments. We may also incur customary acquisition expenses in connection with the origination or acquisition (or attempted origination or acquisition) of an asset. See note 56 below. This table excludes financing proceeds. To the extent we utilize borrowings to finance our investments, as we expect to do, the amount available for investment and the amount of investment fees will be proportionately greater. If we raise the maximum offering amount, excluding DRP shares, and our financing is equal to 50% of the cost of our investments, then acquisition fees would be approximately $5,655,000. The amount of the acquisition fees payable to our advisor will increase if we sell our assets and reinvest the proceeds.

(56) See note 5 to the table above regarding the estimated use of proceeds with respect to Class A shares.(6) See note 6 to the table above regarding the estimated use of proceeds with respect to Class A shares.

(7) See note 6 to the table above regarding the estimated use of proceeds with respect to Class A shares.

(8) See note 7 to the table above regarding the estimated use of proceeds with respect to Class A shares.

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